AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER __, 1998
                    Registration Statement No. 33-___________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                   ACTV, INC.
             (Exact name of Registrant as specified in its charter)

DELAWARE                            7812                          94-2907258
--------------------------------------------------------------------------------
(State or other                (Primary Standard               (IRS Employer
 jurisdiction of           Industrial Classification         Identification No.)
 incorporation or                    Code)
 organization)

                           1270 Avenue of the Americas
                            New York, New York 10020
                                 (212) 217-1600
                                 --------------
               (Address, including zip code and telephone number,
        including area code, of Registrant's principal executive offices)

                               WILLIAM C. SAMUELS
                                    President
                                   ACTV, INC.
                           1270 Avenue of the Americas
                            New York, New York 10020
                                 (212) 217-1600

            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)

                                   Copies To:
                             JAY M. KAPLOWITZ, ESQ.
                  Gersten, Savage, Kaplowitz & Fredericks, LLP
                              101 East 52nd Street
                            New York, New York 10022
                                 (212) 752-9700

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and from time to time.

                                  ------------

If the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box [x]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ]

=====================================================================================================
Title of             Amount Being       Proposed Maximum        Proposed Maximum   Amount of
Securities To Be     Registered         Offering Price Per      Aggregate          Registration Fee
Registered                              Security(1)             Offering Price
-----------------------------------------------------------------------------------------------------
Common                  9,307,067               $3.63             $33,738,117.88     13,157.87
Stock, par value
$.10 per share
=====================================================================================================
Total Registration                                                                   13,157.87
Fee
=====================================================================================================

(1) Pursuant to Rule 457, estimated solely for the purpose of calculating the registration fee, based upon the last reported sales price of the Registrant's Common Stock of the same class as quoted by the National Association of Securities Dealers Automated Quotation System on December 22, 1998.

* THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS

                                   ACTV, INC.

                        9,307,067 SHARES OF COMMON STOCK

               This Prospectus discusses the offering of shares of common stock (the "Security Holders' Shares"), par value $.10 per share, of ACTV, Inc., a Delaware corporation (the "Company"), by the selling security holders named under the caption "Selling Security Holders" (the "Selling Security Holders"). Such shares may be sold by the Selling Security Holders who have acquired such shares from the Company previously or will acquire such shares (i) upon the exercise of currently exercisable options, warrants or stock appreciation rights ("SARs"), or (ii) upon conversion of the Company's 10% Series B Convertible Preferred Stock. The Company will not receive any of the proceeds from sales of Selling Security Holders' Shares, but will receive the exercise price upon the exercise of the options or warrants described above. See "Selling Security Holders" and "Plan of Distribution."

               The Company has agreed with the Selling Security Holders to register the shares offered in this Prospectus (the "Security Holders' Shares"). The Company has also agreed to pay certain fees and expenses incident to such registration.

               The Company's common stock ("Common Stock") is traded on the over-the-counter market on the Nasdaq SmallCap Market ("Nasdaq") and on the Boston Stock Exchange ("BSE"). On December 22, 1998, the last reported sale price of the Common Stock on Nasdaq was $3 5/8.

               Prospective investors should rely only on the information contained in this Prospectus. The Company has not authorized any one to provide prospective investors with additional or different information. The Company will not update this Prospectus to reflect changes to the Company after the date below. This Prospectus does not constitute an offer to sell or a solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.


    An investment in these securities are risky and should be purchased only by persons who can afford to lose their entire investment. See Risk
                         Factors Commencing on Page 9.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is December ___, 1998

                              AVAILABLE INFORMATION

               The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the oral or written request of such person, a copy of any document incorporated in this Prospectus by reference, except exhibits to such information, unless such exhibits are also expressly incorporated by reference herein. Requests for such information should be directed to ACTV, Inc., 1270 Avenue of the Americas, New York, New York 10020,
Attention: Secretary, telephone number (212) 217-1600.

               The Company has filed with the Securities and Exchange Commission ("Commission") a registration statement on Form S-3 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act, for the registration of the securities offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed therewith, which may be inspected without charge at the principal office of the Commission, 450 Fifth Street, NW, Washington, DC, 20549, and copies of the material contained therein may be obtained from the Commission upon payment of applicable copying charges. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

               The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements, and other information with the Commission. Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities maintained by the Commission at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC, 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511, and at 7 World Trade Center, New York, New York, 10048. Copies of such materials can also be obtained by written request to the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, DC, 20549, at prescribed rates, or via the Internet Web site (http://www.sec.gov) maintained by the Commission.

               The Common Stock is listed on Nasdaq and the BSE. The Company's periodic reports, proxy statements, and other information can be inspected at Nasdaq and the BSE at the offices of Nasdaq at 1735 K Street, NW, Washington, DC, 20006 or the offices of the BSE at 1 Boston Place, Boston, Massachusetts, 02108.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

             The following documents filed by the Company with the Commission are incorporated herein by reference:

             (1) Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1998 as filed on November 19, 1998.

             (2) Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 as filed on August 14, 1998.

             (3) Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 as filed on May 15, 1998.

             (4) Annual Report on Form 10-K for the year ended December 31, 1997 as amended by Form 10-K/A1 filed on April 20, 1998.

             (5)  Current Report on Form 8-K filed on February 6, 1998.

             (6) The Company's Proxy Statement for the year ended December 31, 1997.

               In addition to the foregoing, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment indicating that all of the securities offered hereunder have been sold or deregistering all securities then remaining unsold shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents.

               Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding statement.

                               PROSPECTUS SUMMARY

               This summary does not contain all of the information that may be important. Prospective investors should read the detailed information appearing elsewhere in this Prospectus including the documents incorporated by reference. To the extent that the information presented in this Prospectus discusses financial projections, information or expectations about the Company's products or markets, or otherwise makes statements about future events, such statements are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from forward-looking statements. These include, among others, the successful and timely development and acceptance of new products and markets and the availability of sufficient funding to effect such product and/or market development.

The Company

               ACTV, Inc., including its two principal wholly-owned subsidiaries, ACTV Entertainment, Inc. and ACTV Net, Inc. ("the Company") has developed proprietary technologies for both individualized television programming ("Individualized Programming" or "Individualized Television") and for the Internet. For television, the Company's products, in general, are tools for the creation of programming that allows viewer participation. For the Internet, the Company uses a proprietary software technology, called HyperTV, to create virtual communities around state-of-the-art educational and entertainment programming. The chief market presently targeted by the Company for its Individualized Programming is in-home entertainment, particularly sports programming, while the first market application of HyperTV is in education, with an emphasis on schools and universities in the United States.

               The Company's Individualized Programming for television gives the viewer the ability to make instant and seamless changes within the live or pre-recorded television programming being viewed. Individualized Programming is a multi-path broadcast of several elements of programming material, such as instant replay, isolation cameras, statistical data, or additional features. There is no limit to the number of viewers who can interact simultaneously with a program enhanced with the Company's Individualized Programming ("ACTV Program" or "ACTV Programming").

               HyperTV is a patented Java-based software technology that permits the simultaneous delivery of streamed video and Web URLs directly to users. (Java is a programming language developed for the Internet by Sun Microsystems.) HyperTV enables the practical convergence of video and Web technologies. For education applications, the Company has developed eSchool Online(TM), which uses HyperTV technology to create virtual learning communities that seamlessly integrate streamed educational video, relevant Web content, and collaboration and assessment resources for students and educators.

               Since its inception, the Company has incurred operating losses approximating $60.9 million related directly to the development and marketing of the Individualized Programming and HyperTV.

               The Company is seeking to exploit the U.S. entertainment market on both a regional and national basis. The Company is launching regionally based, Individualized Television networks ("Regional Networks"), with programming provided through the Company's strategic alliance with FOX Sports Net. The Company has the rights to license FOX Sports Net programming from each of FOX Sports Net's regional sports affiliates and to offer enhanced FOX Sports Net programming to any distributor that carries the corresponding regional FOX Sports Net channel. The FOX Sports Net agreement extends through June 2003.

               The Company's national Individualized Programming will initially be done through a joint venture formed in September 1998 with Liberty Media Corporation, called LMC IATV Events, LLC. ("LMC IATV"). LMC IATV, through an exclusive license from the Company, has the right to produce and distribute Individualized Programming consisting of major events. As consideration for granting such a license, the Company received a fixed one-third equity interest in the joint venture, with no obligations to make additional capital contributions.

               FOX Sports Net is a service of "National Sports Partners," a joint venture between Cablevision's Rainbow Media Holdings, Inc. and FOX/Liberty Networks, which is a 50/50 partnership between News Corp. and Tele-Communications Inc.'s Liberty Media Corporation. Equally owned by FOX/Liberty Networks and Cablevision's Rainbow Media Holdings, Inc., the venture now reaches more than 58 million homes nationwide.

               The Company plans to develop Regional Networks in regions served by Fox Sports Net, with distribution to be provided by cable operators that are currently upgrading their service from analog to digital transmission. Initially, the Regional Networks will feature sports programming The Company believes that the differentiation afforded by the Company's Individualized Programming will allow distributors to offer their customers a unique programming service that will enhance their customer's acceptance of digital television.

               The Company plans to launch its first Regional Network in 1999 in the region served by FOX Sports Southwest (the "Southwest Regional Network"). FOX Sports Southwest distributes programming to more than 5 million households in Texas, Louisiana, Arkansas, Oklahoma and nine New Mexico counties. The Southwest Regional Network will feature individualized telecasts of professional basketball (Houston Rockets, Dallas Mavericks, San Antonio Spurs), hockey (Dallas Stars), and baseball (Texas Rangers, Houston Astros), along with college sports events from the Southeastern, Southland and Western Athletic conferences.

               The Company has entered into an agreement with Tele-Communications Inc. ("TCI") under which TCI will distribute and market the Southwest Regional Network to its digital subscribers in Texas. The agreement also contemplates potential nationwide distribution by TCI of the Company's regional sports networks.

               The Company also plans to launch additional individualized networks in regions served by FOX Sports Net. The planned Regional Networks will feature FOX Sports Net regional programming enhanced by the Company's Individualized Programming. The Company will be responsible for the incremental content, transmission, delivery and master control costs incurred in connection with the product enhancement of the Individualized Programming to be presented through its Regional Networks.

               In September 1998, Liberty Media Corporation invested $5 million in Common Stock of the Company, with an option to invest an additional $5 million. Simultaneous with this strategic investment, as noted above, the Company and Liberty Media Corporation created a joint venture, LMC IATV Events, LLC, to explore national applications of Individualized Programming for major events.

               The Company has other strategic investors, including General Instrument Corporation ("GI") and the Washington Post Company. General Instrument is the leading supplier of digital television head systems and digital set-top terminals. The Company and GI also have an agreement that provides for the incorporation of the Company's Individualized Programming into GI's MPEG-2 digital set-top cable and wireless terminals.

               The Company believes that it has adequate funding to launch the Southwest Regional Network in 1999.

               The projected Southwest Regional Network, additional network expansion, and planned activities of LMC IATV Events, LLC are part of the Company's plan to develop the entertainment division of its business.

               The Company's target markets for HyperTV are K-12 classrooms, universities, distance learning programs, corporate training programs and consumer homes. eSchool consists of a suite of integrated software products, including content creation software, student and teacher user software, and database assessment software. In addition, the Company provides Internet content development assistance, hosting of eSchool programs on its computer servers, and consulting to schools and universities.

               The Company intends to provide a greater integration of the Internet for its clients, from the "virtual classroom," which eSchool currently provides, to larger groupware activities that may enable more efficient communications and resource sharing among teachers, students and parents in an entire educational entity or school district, to more efficient communications and resource sharing between educational entities or school districts.

               Currently, all of the Company's revenues are derived from sales to the online learning market.

               The Company was incorporated under the laws of the State of Delaware on July 24, 1989. The Company is the successor, by merger effective November 1, 1989, to ACTV, Inc., a California corporation, organized on July 11, 1983. The Company's executive offices are located at 1270 Avenue of the Americas, New York, New York 10020, telephone number (212) 217-1600.

                                  RISK FACTORS

               Prospective investors should carefully consider the following factors, in addition to the other information contained in this Prospectus, in connection with investments in the shares offered hereby. This Prospectus contains certain forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. An investment in the shares offered hereby involves a high degree of risk.

Operating Losses and Limited Revenues to Date.

               The Company has operated at a loss through the date of this Prospectus. The Company's losses applicable to common stock shareholders for the nine months ended September 30, 1998, the years ended December 31, 1997, 1996 and 1995 (the "1997 Fiscal Year", the "1996 Fiscal Year," and "1995 Fiscal Year," respectively) were $9,869,022, $10,358,683, $10,300,481 and $6,826,789, respectively. The 1995 Fiscal Year includes an extraordinary gain of $94,117. Through September 30, 1998, the Company had an accumulated deficit of approximately $61 million. There can be no assurance the Company will achieve profitability in the future.

               To date, the Company has had limited revenues, including revenues of $1,058,560 in the nine months ended September 30, 1998, $1,650,955 in the 1997 Fiscal Year, $1,476,329 in the 1996 Fiscal Year and $1,311,860 in the 1995 Fiscal Year. There can be no assurance that the Company will generate significant revenues in the future.

Unproven Business Strategy.

               In the Internet market, the Company made its first sale in the second quarter of 1997, and has had only a limited number of additional sales to the online learning market segment, which itself is a newly developing market in a process of evolution. Also, the Company has not had significant sales of its Individualized Programming. While the Company's planned commercialization of its Individualized Programming in conjunction with FOX Sports Net is based on certain test marketing of the concept, the Company has not yet introduced this product on a commercial basis. Therefore, the Company's products should be viewed as newly introduced products, the demand for, and market acceptance of which, are subject to a high degree of uncertainty. There can be no assurance as to the commercial success of either Individualized Programming or of the Company's Internet products, or of sufficient demand and market acceptance for these products to become profitable.

Need for Additional Financing; Working Capital Deficit.

               To date, the Company's capital requirements to develop the Individualized Programming, produce programming, develop marketing approaches and strategic alliances, and to cover costs of selling, general and administrative expenses, have been significant, resulting in an accumulated deficit as of September 30, 1998 of approximately $61 million. The Company has also experienced working capital deficits. To date, the Company has not generated revenues sufficient to sustain its operations, and cannot generate such revenues, if at all, without raising additional funds to implement its business plan. The Company has issued debt to raise funds for the development of its Southwest Regional Network; however, it is not yet delivering its product to consumers or deriving any revenue from the Southwest Regional Network.

There can be no assurances that the funds raised will be sufficient to fund the development of the Southwest Regional Network or to fund the operations of the Company. Should proceeds prove to be insufficient to fund operations, the Company would be required to seek additional financing. The Company will also require additional financing to open other regional networks and achieve profitability. The Company has no current arrangements with respect to, or sources of, additional financing and there can be no assurance that additional financing will be available to the Company on acceptable terms, or at all. Additional equity financing may involve substantial dilution to the interests of the Company's then existing stockholders.

Timely Upgrade of Cable Headends for Digital Delivery.

               The Company's initial entertainment business strategy depends in large part on the ability of major cable system operators to upgrade their systems for digital programming and to deploy digital set-top boxes, and upon the manufacturers of the set-top boxes to manufacture the boxes compatible with the Company's downloadable software. In order to utilize Individualized Programming, subscribers must have a digital television set-top box installed in their homes. The timely deployment of digital television set-top boxes is entirely out of the control of the Company, and there can be no assurance that a sufficient number of potential subscribers will receive digital television set-top boxes in the near future so as to enable the Company to deploy its Individualized Programming in accordance with its business plan. Material delays in the upgrade of cable headends or the deployment of digital television set-top boxes could have a material effect on the Company's results of operations and financial condition.

Dependence on Strategic Relationships.

               ACTV Entertainment, Inc., which is the Company's subsidiary responsible for the development and marketing of Individualized Programming, is dependent upon its relationship with General Instrument and other digital set-top box manufacturers to sell such digital boxes to cable systems. In addition, the Company is dependent upon Liberty Media Corporation to fund and direct LMC IATV Events, LLC, the joint venture between the Company and Liberty Media. The Company is also dependent upon the cooperation of FOX Sports Net in connection with the marketing of the Company's regional sports networks to cable systems. There can be no assurance that these third parties will dedicate sufficient resources to their respective relationships with the Company, or will perform their obligations to the Company in a time frame that will allow the Company to implement its current business plan. Their failure to do so could have a material adverse effect on the Company's operations, or result in delays in the Company's ability to implement its business plan in a timely manner.

Technological Obsolescence.

               Both the digital television and Internet platforms are characterized by extensive research efforts and rapid, significant technological change, often resulting in product obsolescence or short product life cycles. Accordingly, the Company's ability to compete will depend in large part on its capacity to introduce its Individualized Programming and Internet products in a timely manner, to continually enhance and improve its Individualized Programming and Internet products, and to adapt to technological changes and advances in the markets in which it competes. There can be no assurance that competitors will not develop technologies or products that render the Company's Individualized Programming and/or Internet products obsolete or less marketable or that the Company will be able to keep pace with the demands of an ever-changing marketplace.

Possible Shortage of Available Channels for In-Home Cable Applications.

               In order for the Company's Individualized Programming to be delivered over cable, DBS or wireless cable systems for the in-home entertainment market, it must compete for channel space on cable, DBS and wireless cable systems, most of which have limited available analog channel capacity. Although a simpler form of individualization can be achieved by the Company's using one channel of analog band-width, the more sophisticated applications of Individualized Programming currently require three to four channels of analog band-width. The digital technologies recently deployed and those currently under development would enable the Company to use Individualized Programming's more advanced applications within one 6MHz channel of band-width. The Company believes, although there can be no assurance, that the cable, DBS and wireless cable industry is, in general, moving in the direction of increasing channel capacity. There is no assurance that cable, DBS and wireless operators will devote a sufficient number of channels of band-width to the Company's Individualized Programming in the future, even if cable, or DBS and wireless operators continue to upgrade their headends for digital delivery

Patents and Proprietary Information.

               The Company has obtained patents covering certain aspects of the Individualized Programming and for Internet applications and has patents pending with respect to other developments or enhancements thereof. However, there can be no assurance (i) that patents applied for will be granted, (ii) that the patents the Company owns or has rights to or that may be granted or obtained by the Company in the future will be enforceable or will provide the Company with meaningful protection from competition, (iii) that any products developed by the Company will not infringe any patent or rights of others, or (iv) that the Company will possess the financial resources necessary to enforce any patent rights that it holds.

               The Company requires each of its employees, consultants and advisors to execute confidentiality and assignment of proprietary rights agreements upon the commencement of employment or a consulting relationship with the Company. These arrangements generally provide that all inventions, ideas and improvements made or conceived by the individual arising out of the employment or consulting relationship shall be the exclusive property of the Company. In addition, all proprietary information is required to be kept confidential and not disclosed to third parties except by consent of the Company or in other specified circumstances. There can be no assurance, however, that these agreements will provide effective protection of the Company's proprietary information in the event of unauthorized use or disclosure of such information.

Changes in Government Funding.

               ACTV Net, Inc. is dependent on public schools' continuing to receive various federal and state funding for Internet connectivity and a broader distribution of computers. If such government funding were to be substantially reduced or eliminated, it could have a material adverse effect on ACTV Net, Inc.

Government Regulation.

               The Company believes that neither its present or future implementation of its Individualized Programming is subject to any substantial government regulation. However, the broadcast industry in general, and cable television, DBS and wireless communication in particular are subject to substantial government regulation.

               Pursuant to federal legislation enacted in 1992 ("1992 Cable Act"), the Federal Communications Commission ("FCC") substantially re-regulated the cable television industry in various areas including rate regulation, competitive access to programming, "must carry" and retransmission consent for broadcast stations. These rules, among other things, restrict the extent to which a cable system may profit from, or recover costs associated with, adding new program channels, impose certain carriage requirements with respect to television broadcast stations, limit exclusivity provisions in programming contracts and require prior notice for channel additions, deletions and changes. The United States Congress and the FCC also have under consideration, and may in the future adopt new laws, regulations and policies regarding a wide variety of matters which could, directly or indirectly, materially adversely affect the operations of the Company.

               The Company is unable to predict the outcome of future federal legislation or regulatory proposals or the impact of any current or future laws or regulations on its operations. There can be no assurance that the Company will be able to comply with any future laws or regulations that may be imposed on its operations.

Dependence Upon Key Management and Technical Personnel.

               The Company has been largely dependent upon the efforts of William C. Samuels, its Chairman of the Board, President and Chief Executive Officer, David Reese, its Executive Vice President, President of ACTV Entertainment and a Director of the Company, and Bruce Crowley, its Executive Vice President, President of ACTV Net, Inc. and a Director of the Company. The Company has entered into five-year employment agreements with Mr. Samuels, Mr. Reese and Mr. Crowley. The Company currently does not maintain "key employee" insurance on the lives of Messrs. Samuels, Reese or Crowley and there can be no assurance that such insurance would be available at an acceptable cost to the Company, should it seek to acquire such insurance in the future.

               The Company is dependent on a group of employees, who are expert in the Java computer language. The Internet is a field characterized by intense competition for and a high turnover rate of qualified Java programmers. There can be no assurance that if the Company were required to replace such personnel, it could readily do so, or that, even if such qualified replacements were retained, the development of the Company's business would not be delayed.

Competition.

               In the Internet market, the Company competes with other providers of educational or groupware applications, as well as traditional distance learning providers. In the entertainment market, Individualized Programming competes with many other forms of entertainment content, many of which are significantly more established, including the basic television industry, the movie industry, cable television, programming services and other forms of entertainment.

               ACTV Entertainment, Inc. competes with many other companies that provide programming for the television industry and, in particular, with companies that provide sports programming. Moreover, the Company will compete in the markets in which its enhanced version of FOX Sports Net is telecast with the simultaneous broadcast of the un-enhanced version of the same event. In addition, the Individualized Programming technology may compete with other technologies described as interactive television, some of which may be developed or promoted by companies with resources significantly greater than the Company's.

               Nearly all of the competitors of the Company have greater financial, and other, resources than the Company.

Control by Officers, Directors and Principal Stockholders.

               The Company's officers and directors own, of record, approximately 6.9 million outstanding shares of Common Stock, assuming the exercise of all options currently exercisable and those exercisable within 60 days of the date of this Prospectus and the conversion of all outstanding convertible securities held by such individuals and including shares beneficially owned pursuant to voting trust agreements. William C. Samuels, Chairman, President and Chief Executive Officer of the Company, pursuant to a voting agreement, has voting control of the 2,341,334 shares of Common Stock owned of record by the Washington Post Company. Consequently, Mr. Samuels has voting control over approximately 5.0 million shares of Common Stock, or approximately 16% of the outstanding shares of Common Stock. Accordingly, Mr. Samuels could have substantial influence over the affairs of the Company, including the election of directors.

Limited Trading Market for Common Stock; Possible Volatility of Securities Prices; Possible Delisting of Common Stock.

               The average number of shares of the Company's Common Stock traded on Nasdaq and BSE has been limited. As a result, the ability of a stockholder to sell his or her shares may be limited and the sale of a large number of shares at any time may adversely affect the trading market to a greater extent than would be the case if the shares were more actively traded. The market price of the Company's securities may be highly volatile, as has been the case with the securities of other companies engaged in high technology research and development. Factors such as announcements by the Company or its competitors concerning technological innovations, new commercial products or procedures, proposed government regulations and developments or disputes relating to patents or proprietary rights may have a significant impact on the market price of the Company's securities. Such volatility may be increased as a result of the limited trading market.

               In order to continue to be listed on Nasdaq, the Company is required to maintain (i) net tangible assets of at least $2,000,000, or market capitalization of $35,000,000 or $500,000 in net income for two of the last three years (ii) total stockholders' equity of $1,000,000, (iii) a minimum bid price of $1.00, (iv) two market makers, (v) 300 stockholders, (vi) at least 500,000 shares in the public float, (vii) a minimum market value for the public float of $1,000,000 and (viii) compliance with certain corporate governance standards. If the Company is unable to satisfy Nasdaq's maintenance criteria in the future, its Common Stock may be delisted from Nasdaq. The BSE requires the Company to have total assets of at least $1,000,000 and total stockholder equity of $500,000 to maintain its listing. In the event of delisting, trading, if any, would be conducted only in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." As a consequence of such delistings, an investor would likely find it more difficult to dispose of, or to obtain quotations as to, the price of the Company's Common Stock.

Rule 144 Sales.

               Of the shares of the Common Stock presently outstanding, approximately 7.2 million are "restricted securities" as that term is defined by Rule 144 promulgated under the Securities Act and in the future may be sold only in compliance with Rule 144 or pursuant to registration under the Securities Act or pursuant to another exemption therefrom. For so long as the Registration Statement of which this Prospectus is a part is current and effective, the shares being offered may be sold without regard to the volume limitations, described below, set forth in Rule 144. Generally, under Rule 144, each person having held restricted securities for a period of one year may, every three months, sell in ordinary brokerage transactions an amount of shares which does not exceed the greater of one percent (1%) of the Company's then outstanding shares of Common Stock, or the average weekly volume of trading of such shares of Common Stock as reported during the preceding four calendar weeks. A person who has not been an affiliate of the Company for at least the three months immediately proceeding the sale and who has beneficially owned shares of the Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. Of the restricted shares, a substantial number have been held by non-affiliates of the Company for more than two years or have been held by affiliates of the Company for more than one year. Actual sales, or the prospect of sales by the present stockholders of the Company or by future holders of restricted securities under Rule 144, or otherwise, may, in the future, have a depressive effect upon the price of the Company's shares of Common Stock in any market that may develop therefor, and also could render difficult sales of the Company's securities purchased by investors herein.

Penny Stock Regulation.

               Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq Stock Market system, provided that current prices and volume information with respect to transactions in such securities are provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson it transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, stockholders may find it more difficult to sell their securities.

Outstanding Options and Warrants.

               As of the date of this Prospectus, the Company had granted options and warrants to purchase an aggregate of 7,159,340 shares of Common Stock that had not been exercised. Of the shares of Common Stock subject to these unexercised options and warrants 4,576,177 may be purchased for between $1.00 and $1.99 per share; 2,405,663 may be purchased for between $2.00 and $2.99 per share; 125,000 may be purchased for between $3.00 and $3.99 per share; 25,000 may be purchased for between $4.00 and $4.99 per share; and 27,500 may be purchased for between $5.00 to $5.99 per share. To the extent that the outstanding stock options and warrants are exercised, dilution to the interests of the Company's stockholders will occur. Moreover, the terms upon which the Company will be able to obtain additional equity capital may be affected adversely, since the holders of the outstanding options and warrants can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the outstanding options and warrants.

Effect of Conversion of Convertible Preferred Stock.

               In August 1996, one of the Company's wholly-owned subsidiaries conducted a private placement in which it issued an aggregate of 400,000 shares of 5% Exchangeable Preferred Stock at $25.00 per share and Placement Agent's Warrants to purchase an aggregate of 36,000 shares of 5% Exchangeable Preferred Stock at $25.00 per share. The Exchangeable Preferred Stock was exchangeable into Common Stock at prices subject to adjustment

               In November 1998, the holders of approximately 179,000 of the remaining approximately 184,000 shares of Exchangeable Preferred Stock surrendered all of their Exchangeable Preferred Stock shares for the Company's Series B 10% Convertible Preferred Stock (the "Series B Preferred") with a face value of $5,017,000. In addition, the holders received shares of Common Stock and warrants to purchase approximately 1.94 million shares of Common Stock at $2.00 per share. The Company has the right to redeem the warrants in full at a price of $.01 per warrant in the event that the Company's Common Stock trades at or above an average of $4.50 per share during a period of 20 consecutive trading days. The total value received in Common Stock and Series B Preferred by the holders was less than the market value of the Exchangeable Preferred shares surrendered by such holders on the date of the transaction.

               The Series B Preferred is fully redeemable by the Company at any time at a 10% premium above face value plus accrued dividends. The holders of Series B Preferred are prohibited from converting any shares into Common Stock through November 13, 1999, whether or not the Company gives a notice of redemption during this period. Unlike the Exchangeable Preferred Stock, which was exchangeable at varying prices based on market conditions, the Series B Preferred shares are convertible at a fixed price, subject to a single adjustment. From November 13, 1999 to February 13, 2000, the Series B Preferred is convertible at a price of $2.00 per share. If the Series B Preferred is not redeemed by February 13, 2000, its conversion price will be adjusted to a fixed price of $1.33 per share for the remainder of its life.

               Subsequent to the completion of the Exchangeable Preferred Stock transaction noted above, the holders of all of the remaining shares of Exchangeable Preferred Stock converted their shares into Common Stock. In addition, the holders of all of the remaining approximately 34,000 warrants to purchase Exchangeable Preferred Stock have exercised their warrants and simultaneously converted the Exchangeable Preferred Stock received upon the warrant exercise into Common Stock.

               In November 1997, the Company issued 86,200 shares of Series A Convertible Preferred Stock ("Series A Preferred"). The Series A Preferred, together with accrued dividends, is convertible into Common Stock based upon a conversion rate of $1.50 per share of Common Stock. As of the date of this Prospectus 56,300 shares of Series A Preferred remain outstanding and would be convertible into approximately 1.0 million shares of Common Stock if exchanged as of December 22, 1998.

               Common Stock holders will be diluted by these exchanges or conversions to Common Stock. Additionally, since such shares of Common Stock will be registered for sale in the marketplace, future offers to sell such shares could have a potentially depressive effect upon the price of the Common Stock and render difficult sales by the Company or by others of the Common Stock. See "Description of Capital Stock."

Possible Issuance of Preferred Stock; Affiliate's Option to Acquire Voting Control of Certain Subsidiaries; Anti-takeover Provisions.

               The Company's Certificate of Incorporation permits its Board of Directors to designate the terms of, and issue, up to 1,000,000 shares of Preferred Stock without further stockholder approval. The issuance of shares of Preferred Stock by the Board of Directors could adversely affect the rights of the holder of the Common Stock by, among other things, establishing preferential dividends, liquidation rights and voting power. As of the date of this Prospectus, 91,218 shares of Preferred Stock have been issued. See "Description of Capital Stock."

               The Company has issued to William C. Samuels, its Chairman, President and Chief Executive Officer, David Reese, its Executive Vice President and a director, Bruce Crowley, its Executive Vice President, Christopher Cline, its Senior Vice President, Chief Financial Officer and Secretary and three other employees, options to acquire Class B Common Stock of certain material subsidiaries of the Company. The ten year options will be fully vested as of January 1, 1999. In each case, the Class B Common Stock is identical to the Common Stock of each such subsidiary that is owned by the Company, but has voting rights of 25 votes per share. If exercised, such options will result in the optionees' having approximately 52% of the voting power of each subsidiary, increasing to in excess of 75% as the options vest. As a result, should such options be exercised as to any such subsidiary, the holders thereof would have the right to elect the Board of Directors of such subsidiary and otherwise control its business and affairs. The holders have also entered into an agreement as to the voting of certain of such shares if issued.

               The issuance of the Preferred stock, or the exercise by the holders of the options to acquire the Class B Stock of such subsidiaries, either alone or together, might render it more difficult, and therefore discourage, an unsolicited takeover proposal such as a tender offer, proxy contest or removal of incumbent management, even if such actions would be in the best interest of the Company's stockholders. See "Description of Capital Stock."

                                 USE OF PROCEEDS

               The Company will not receive any proceeds from the sale of the Security Holders' Shares offered hereby. All proceeds from the sale of the Security Holders' Shares will be for the account of the Selling Security Holders described herein. See "Selling Security Holders."

                                MATERIAL CHANGES

               There have been no material changes since the filing of the Company's Form 10-K for the year ended December 31, 1997 on March 31, 1998 as amended by the Company's Form 10-K/A1 filed on April 20, 1998, except as set forth on the Form 10-Q/A for the period ended September 30, 1998, as filed on November 19, 1998.

                            SELLING SECURITY HOLDERS

               All of the Security Holders' Shares to which this Prospectus relates may be sold by the Selling Security Holders who have acquired or will acquire such shares from the Company previously or will acquire such shares (i) upon the exercise of currently exercisable options, warrants, or SARs, or (ii) upon conversion of the Company's 10% Series B Convertible Preferred Stock. The Company will not receive any of the proceeds from sales of Selling Security Holders' Shares, but will receive the exercise price upon the exercise of the options or warrants described above.

               All costs, expenses and fees in connection with the registration of the Security Holders' Shares will be borne by the Company. All brokerage commissions, if any, attributable to the sale of Security Holders' Shares by Selling Security Holders will be borne by such Selling Security Holders.

               The Selling Security Holders are offering hereby a total of 9,307,067 shares of Common Stock. The following table sets forth the name of each person who is a Selling Security Holder, the number of securities owned by each such person at the time of this offering and the number of shares of Common Stock such person will own after the completion of this offering. The following table assumes the exercise of all options and warrants beneficially owned by each such security holder and the conversion of all Series B Preferred Stock into shares of Common Stock.

                                  Beneficial                                     Beneficial
                                   Ownership                     Shares           Ownership
                                    Prior to                Included in               After
Name                            Offering (1)       %      This Offering        Offering (2)          %

Westgate International, L.P.       2,545,819       8.0%       1,944,710  (3)        601,109       2.0%
Elliott Associates, L.P.           2,635,522       8.3%       1,955,478  (4)        680,044       2.3%
Ravich Children's Trust              505,028       1.7%         366,444  (5)        138,584          *
Ravich Revocable Trust of 1989       615,664       2.0%         523,996  (6)         91,668          *
Libra Investments                  1,398,199       4.6%         859,583  (7)        538,616       1.8%
Rand Ravich                           87,753          *          63,673  (8)         24,080          *
Lee Helper                             4,000          *           4,000                   0          *
Dean Bender                            4,000          *           4,000                   0          *
Larry Goldman                          4,000          *           4,000                   0          *
David Alworth                         75,000          *          75,000  (9)              0          *
Banca del Gottardo                 5,076,820      16.5%          25,000 (10)      5,051,820      16.4%
Richard Barron                        35,000          *          25,000 (11)         10,000          *
Richard Carvalho                      15,000          *          15,000 (11)              0          *
Christopher Cline                    131,489          *          75,000 (12)         56,489          *
Peter Cohen                            7,000          *           7,000 (11)              0          *
James Crook                           79,294          *           5,000 (11)         74,294          *
Bruce Crowley                        833,800       2.7%         524,000 (13)        309,800       1.0%
Xiomara DeLeon                         5,000          *           5,000 (10)              0          *
Frank Deo                             75,000          *          75,000 (14)              0          *
Jeff Harrington                       10,000          *          10,000 (11)              0          *
Brent Imai                            77,500          *          25,000 (11)         52,500          *
Jennifer Lange                        10,000          *          10,000 (10)              0          *
Kevin Liga                            75,000          *          75,000 (15)              0          *
Eric Martinez                         22,600          *           4,183 (11)         18,417          *
Margie Mercado                         6,050          *           5,000 (10)          1,050          *
Ted O'Donnell                         15,000          *          15,000 (16)              0          *
Eric Pack                             12,653          *          12,500 (10)            153          *
Stanley Plesent                       10,000          *          10,000 (11)              0          *
David Reese                        1,305,500       4.2%         860,000 (17)        445,500       1.5%
William Samuels                    5,397,817      17.1%       1,619,000 (18)      3,778,817      12.6%
Amy Satin                             15,000          *          15,000 (10)              0          *
Steven Schuster                       30,000          *          12,500 (16)         17,500          *
Patricia Wilson                        5,000          *           5,000 (10)              0          *
Michael Freeman                      346,598       1.2%          32,000 (19)        314,598       1.1%
Dorsey & Whitney                     112,500          *          40,000              72,500          *

*    Less than one percent

(1) Includes (i) shares of Common Stock issuable upon exercise of all options, warrants, and SARs and conversion of all Series B Preferred, based on the lesser of current or future conversion prices and (ii) shares that have been registered on previous registration statements but have not been sold as of December 22, 1998.
(2) Gives effect to the sale of all the shares of Common Stock being offered hereby.

(3) Consists of 660,671 shares of Common Stock issuable upon the exercise of warrants at $2.00 per share and 1,284,039 shares of Common Stock issuable upon conversion of Series B Preferred Stock at $1.33 per share.
(4) Consists of 664,329 shares of Common Stock issuable upon the exercise of warrants at $2.00 per share and 1,291,149 shares of Common Stock issuable upon conversion of Series B Preferred Stock at $1.33 per share.
(5) Consists of 124,491 shares of Common Stock issuable upon the exercise of warrants at $2.00 per share and 241,953 shares of Common Stock issuable upon conversion of Series B Preferred Stock at $1.33 per share.
(6) Consists of 178,016 shares of Common Stock issuable upon the exercise of warrants at $2.00 per share and 345,980 shares of Common Stock issuable upon conversion of Series B Preferred Stock at $1.33 per share.
(7) Consists of 292,024 shares of Common Stock issuable upon the exercise of warrants at $2.00 per share and 567,559 shares of Common Stock issuable upon conversion of Series B Preferred Stock at $1.33 per share.
(8) Consists of 21,632 shares of Common Stock issuable upon the exercise of warrants at $2.00 per share per share and 42,041 shares of Common Stock issuable upon conversion of Series B Preferred Stock at $1.33 per share.
(9) Consists of 25,000 shares of Common Stock issuable upon the exercise of options at $1.50 per share and 50,000 shares of Common Stock issuable upon the exercise of SARs at $1.50 per share.
(10) Consists of Common Stock issuable upon the exercise of options at $1.60 per share.
(11) Consists of Common Stock issuable upon the exercise of options at $1.50 per share.
(12) Consists of 25,000 shares of Common Stock issuable upon the exercise of options at $1.60 per share and 50,000 shares of Common Stock issuable upon the exercise of SARs at $1.50 per share.
(13) Consists of 323,000 shares of Common Stock issuable upon the exercise of options at $1.50 per share and 201,000 shares of Common Stock issuable upon the exercise of options at $1.60 per share.
(14) Consists of 62,500 shares of Common Stock issuable upon the exercise of warrants at $1.50 per share and 12,500 shares of Common Stock issuable upon the exercise of options at $1.60 per share.
(15) Consists of 50,000 shares of Common Stock issuable upon the exercise of warrants at $1.50 per share and 25,000 shares of Common Stock issuable upon the exercise of options at $1.60 per share.
(16) Consists of Common Stock issuable upon the exercise of options at $1.63 per share.
(17) Consists of 530,000 shares of Common Stock issuable upon the exercise of options at $1.50 per share and 330,000 shares of Common Stock issuable upon the exercise of options at $1.60 per share.
(18) Consists of 1,094,000 shares of Common Stock issuable upon the exercise of options at $1.50 per share and 525,000 shares of Common Stock issuable upon the exercise of options at $1.60 per share.
(19) Consists of Common Stock issuable upon the exercise of SARs at $1.50 per share.

                          DESCRIPTION OF CAPITAL STOCK

               The total authorized capital stock of the Company consists of 65,000,000 shares of Common Stock, par value $0.10 per share, and 1,000,000 shares of Preferred Stock, par value $0.10 per share. The following descriptions of capital stock are qualified in all respects by reference to the Restated Certificate of Incorporation and By-Laws of the Company, which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

Common Stock

               The holders of Common Stock will elect all directors and are entitled to one vote for each share held of record. As of the date of this Prospectus, 29,757,556 shares of Common Stock were issued and outstanding. All shares of Common Stock will participate equally in dividends, when and as declared by the Board of Directors and in net assets on liquidation. The shares of Common Stock will have no preference, conversion, exchange, preemptive or cumulative voting rights.

Preferred Stock

               The Company's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of Preferred Stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, the Company's Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion or other rights that could adversely affect the rights of holders of the Common Stock. Except as set forth below, the Company has no current plans to issue any shares of its Preferred Stock, but there can be no assurance that it will not do so in the future.

               The Company has designated 120,000 shares of its Preferred Stock as Series A 7% Convertible Preferred Stock ("Series A Preferred"). In November 1997, the Company issued 86,200 shares of the Series A Preferred in exchange for consideration equal to $25.00 per share. The Series A Preferred has a liquidation preference $25.00 per share and pays a dividend, in cash or accumulated and pain in Common Stock upon conversion, of 7% per annum. The Series A Preferred is convertible into Common Stock. The number of shares issued upon conversion is determined by dividing the liquidation value of $25.00 plus accrued dividends by the conversion price of $1.50 per common share. As of the date of this Prospectus 56,300 shares of Series A Preferred remain outstanding and would be convertible into approximately 1.0 million shares of Common Stock if exchanged as of December 22, 1998.

               The Company has designated 6,110 shares of its Preferred Stock as Series B 10% Convertible Preferred Stock ("Series A Preferred"). In November 1998, the Company issued 5,018 shares of the Series B Preferred as a partial exchange for approximately 179,000 Exchangeable Preferred Shares. The Series B Preferred has a liquidation preference $1,000.00 per share and pays a dividend, in cash or accumulated and paid in Common Stock upon conversion, of 10% per annum.

               The Series B Preferred is fully redeemable by the Company at any time at a 10% premium above face value plus accrued dividends. The holders of Series B Preferred are prohibited from converting any shares into Common Stock through November 13, 1999, whether or not the Company gives a notice of redemption during this period. Beginning November 13, 1999, the number of shares issued upon conversion is determined by dividing the liquidation value of $1,000.00 plus accrued dividends by the conversion price of $2.00 per common share. Beginning February 13, 1998, the number of shares issued upon conversion is determined by dividing the liquidation value of $1,000.00 plus accrued dividends by the conversion price of

$1.33 per common share. As of the date of this Prospectus 5,018 shares of Series B Preferred remain outstanding. Such preferred shares are currently not convertible into Common Stock and will be convertible into Common Stock only after November 23, 1999.

Other Derivative Securities

               In August 1996, one of the Company's wholly-owned subsidiaries conducted a private placement in which it issued an aggregate of 400,000 shares of Exchangeable Preferred Stock at $25.00 per share and Placement Agent's Warrants to purchase an aggregate of 36,000 shares of Exchangeable Preferred Stock at $25.00 per share. The Exchangeable Preferred Stock was exchangeable into Common Stock at varying prices.

               During November and December 1998, all of the outstanding Exchangeable Preferred Stock was either exchanged for Common Stock or for a combination of Common Stock, warrants and Series B Preferred. In addition all of the outstanding warrants to purchase Exchangeable Preferred Stock were exercised and simultaneously converted into Common Stock. See "Risk Factors -- Effect of Exchangeable Preferred Stock; Adjustment to Common Stock."


Transfer Agent

               The Company's transfer agent is Continental Stock Transfer & Trust Company, New York, New York 10007.

Shares Eligible for Future Sale

               Assuming exercise/conversion of all of the Common Stock offered in this prospectus that are issuable pursuant to warrants, options, SARs and Series B Preferred Stock, there will be 39,012,623 shares of Common Stock outstanding,. Of these shares, the Shares being registered hereby will be freely tradable without restriction under the Securities Act, for so long as this Prospectus is kept current by the Company. An aggregate of approximately 7.2 million shares of Common Stock held by existing stockholders will be "restricted" shares as defined in Rule 144.

               In general, under Rule 144 a person (or group of persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least two years, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Securities Act), is entitled to sell in normal brokerage transactions during the periods when certain information regarding the Company is publicly available, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's shares during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who has not been an "affiliate" of the Company for the three months prior to such sale and who has held restricted shares for at least three years would be entitled to sell such shares without restriction. Most of such restricted shares have been held by non-affiliates of the Company for more than three years or by affiliates of the Company for more than two years. Actual sales, or the prospect of sales by the present stockholders of the Company, or by future holders of restricted securities under Rule 144, or otherwise, may, in the future, have a depressive effect upon the price of the Company's shares of Common Stock in any market that may develop therefor.

                              PLAN OF DISTRIBUTION

        Up to 9,255,067 of the Security Holders' Shares may be sold by the Selling Security Holders who will have acquired such shares from the Company upon the exercise of options, warrants, SARs, and conversion of Series B Preferred Stock. The Company will not receive any of the proceeds from any sales by Selling Security Holders of the Security Holders' Shares, but will receive the exercise price upon the exercise of options and warrants by the Selling Security Holders. See "Selling Security Holders."

               The Selling Security Holders have advised the Company that the sale or distribution of the Common Stock may be effected directly to purchasers by the Selling Security Holders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the Boston Stock Exchange, on the Nasdaq SmallCap Market, or in the over-the-counter market, (ii) in transactions otherwise than on any stock exchange or in the over-the-counter market, or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or settlement of short sales of, the Common Stock. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Security Holder or by agreement between the Selling Security Holder and underwriters, brokers, dealers or agents or purchasers. If the Selling Security Holders effect such transactions by selling Common Stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders or commissions from purchasers of Common Stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Security Holders and any brokers, dealers or agents that participate in the distribution of the Common Stock may be deemed to be underwriters, and any profit on the sale of Common Stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

               Because the Selling Security Holders may each be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the Selling Security Holders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of its shares, the Selling Security Holder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Exchange Act until its participation in that distribution is completed.

               At the time of a particular offer of Security Holders' Shares is made by or on behalf of any of the Selling Security Holders, to the extent such offer constitutes a distribution under the Securities Act, a supplement to this Prospectus will be distributed, which will set forth the type and number of securities being offered by such Selling Security Holders and the terms of such offering, including the name or names and addresses of any underwriters, dealers or agents, the purchase price paid by any underwriter for securities purchased from the Selling Security Holder and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

               The Company will bear all costs and expenses of the registration under the Securities Act and certain state securities laws of the Security Holders' Shares. However, all brokerage commissions, if any, attributable to the sale of such shares by holders thereof will be borne by such holders.

               The shares that may be offered from time to time by Selling Security Holders may be sold through ordinary brokerage transactions in the over-the-counter market or on the Boston Stock Exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

               Under the Securities Exchange Act of 1934 (the "Exchange Act") and the regulations thereunder, any person engaged in a distribution of the securities offered by this Prospectus may not simultaneously engage in market-making activities with respect to shares of the Common Stock during the applicable "cooling off" period (two or nine days) prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Security Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, in connection with transactions in the securities, which provisions may limit the timing of purchases and sales of the securities by the Selling Security Holders.

                                  LEGAL MATTERS

               Certain legal matters, including the legality of the issuance by Company of the shares of Common Stock offered herein, are being passed upon for the Company by Gersten, Savage, Kaplowitz & Fredericks, LLP ("GSKF"), 101 East 52nd Street, New York, New York 10022. Jay Kaplowitz, a partner in GSKF, the Company's counsel, owns options to purchase 25,000 shares of ACTV, Inc. Common Stock.

                                     EXPERTS

               The consolidated financial statements and the related financial statement schedule incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K/A1 for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, (which expresses an unqualified opinion and includes an explanatory paragraph related to the restatement described in Note 16), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

               Reference is made to paragraph "Twelfth" of the Restated Certificate of Incorporation of the Company (Exhibit 3(i)), which contains a provision, as permitted by Section 145 of the Delaware General Corporation Law, which eliminates the personal liability of directors to the Company and its stockholders for monetary damages for unintentional breach of a director's fiduciary duty to the Company. This provision does not permit any limitation on, or elimination of the liability of a director for disloyalty to the Company or its stockholders, for failing to acting good faith, for engaging in intentional misconduct or a knowing violation of law, for obtaining an improper personal benefit or for paying a dividend or approving a stock repurchase that was illegal under the Delaware General Corporation Law.

               The Restated Certificate of Incorporation and By-Laws of the Company require the Company to indemnify directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys fees) incurred in connection with defense or settlement of such an action. Moreover, the Delaware General Corporation Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the Company.

               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) in connection with the securities being registered, the Company will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

No underwriter, dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer or solicitation to any person in any jurisdiction where such offer or solicitation would be unlawful. Neither delivery of this Prospectus nor any Common Stock sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                TABLE OF CONTENTS

                                              Page
                                              ----

Available Information                           4
Incorporation of Certain
 Information by Reference                       5
Risk Factors                                    9
Use of Proceeds                                17
Selling Security Holders                       17
Description of Capital Stock                   20
Plan of Distribution                           22
Legal Matters                                  24
Experts                                        24




ACTV, INC.








9,307,067 shares of Common Stock offered by Selling Security Holders, consisting of:

 a) 52,000 shares of Common Stock, and

 b) 9,255,067 shares of Common
    Stock issuable upon the exercise
    of options, warrants, stock appreciation rights and upon the conversion of convertible preferred shares









December ___, 1998

                                   SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form S-3 Registration Statement and has duly caused this Form S-3 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 28th of December, 1998.

                                        ACTV, INC.


                                        By:  /s/ William C. Samuels
                                             --------------------------
                                             William C. Samuels
                                             Chairman of the Board, Chief
                                             Executive Officer, President and
                                             Director

               Pursuant to the requirements of the Securities Act of 1933, this Form S-3 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                   Title                                             Date
---------                                   -----                                             ----
/s/ William C. Samuels           Chairman of the Board, Chief                      December 28, 1998
----------------------           Executive Officer and President
William C. Samuels

/s/ David Reese                  Executive Vice-President,                         December 28, 1998
---------------                  President--ACTV Entertainment, Inc.
David Reese                      and Director

/s/ Bruce Crowley                Executive Vice-President,                         December 28, 1998
-----------------                President--ACTV Net, Inc.
Bruce Crowley                    and Director

/s/ William A. Frank             Director                                          December 28, 1998
--------------------
William A. Frank

/s/ Steven W. Schuster           Director                                          December 28, 1998
----------------------
Steven W. Schuster

/s/ Christopher C. Cline         Senior Vice President, Chief Financial            December 28, 1998
------------------------         Officer, Secretary and Chief Accounting
Christopher C. Cline             Officer

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

14.     OTHER EXPENSE OF ISSUANCE AND DISTRIBUTION.

        SEC registration fee            $13,157.87
        Fees and expenses of counsel      5,000.00
        Miscellaneous                     2,000.00

               Total                    $20,157.87

15.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Reference is made to paragraph "Twelfth" of the Restated Certificate of Incorporation of the Registrant (Exhibit 3(i)), which contains a provision, as permitted by Section 145 of the Delaware General Corporation Law, which eliminates the personal liability of directors to the Registrant and its stockholders for monetary damages for unintentional breach of a director's fiduciary duty to the Registrant. This provision does not permit any limitation on, or elimination of the liability of a director for disloyalty to the Registrant or its stockholders, for failing to acting good faith, for engaging in intentional misconduct or a knowing violation of law, for obtaining an improper personal benefit or for paying a dividend or approving a stock repurchase that was illegal under the Delaware General Corporation Law.

               The Restated Certificate of Incorporation and By-Laws of the Registrant require the Registrant to indemnify directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys fees) incurred in connection with defense or settlement of such an action. Moreover, the Delaware General Corporation Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the Company.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

16.     EXHIBITS

        3.1.c Certificate of Designation of Series B 10% Convertible Preferred
              Stock of ACTV, Inc.

        5.     Opinion of Gersten, Savage, Kaplowitz & Fredericks, LLP

        23.1   Consent of Deloitte & Touche LLP

        23.2 Consent of Gersten, Savage, Kaplowitz & Fredericks, LLP (contained in Exhibit 5)


17.     UNDERTAKINGS.

        The Company hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or in the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  EXHIBIT INDEX


3.1.c Certificate of Designation of Series B 10% Convertible Preferred Stock of
      ACTV, Inc.

5.    Opinion of Gersten, Savage, Kaplowitz & Fredericks, LLP

23.1  Consent of Deloitte & Touche LLP

23.2  Consent of Gersten, Savage, Kaplowitz & Fredericks, LLP
      (contained in Exhibit 5)